FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month May, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant's name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                         .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Information regarding audited financial results as per Indian GAAP for the year ended March 31, 2007, unaudited financial results for the three months ended March 31, 2007 and recommendation of dividend.

2.	Audited consolidated financial results as per Indian GAAP for the year ended March 31, 2007.

3.	Press release regarding the audited financial results for the year ended March 31, 2007.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, "expect", "believe", "plan", "intend", "estimate", "anticipate", "may", "will", "would" and "could" or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant's expected financial position, business strategy, the future development of the registrant's operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant's present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant's industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant's control, include, but are not limited to, those risk factors discussed in the registrant's various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 2, 2006. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
May 26, 2007	Title:	Chief Financial Officer

Exhibit 1

Rishabh Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12544

26 May 2007

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2007, Un-audited Financial Results for the three months ended 31 March 2007 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2007 and Un-audited Financial Results for the three months ended 31 March 2007, both according to Indian GAAP, which have been considered by the Board of Directors at their 169th meeting held on 26 May 2007. The Press Release being issued on the subject is also attached.

2.	The Board of Directors has recommended a dividend of Rs.4.50 per share for the Financial Year 2006-07.

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A. AUDITED FINANCIAL RESULTS (INDIAN GAAP) FOR THE YEAR

ENDED MARCH 31, 2007

(Rs. in crores)

	Particulars	For the nine months ended December 31,	For the quarter ended March 31,		For the year ended March 31,
		2006	2007	2006	2007	2006
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
1	Revenues from Telecommunication Services	2,957.61	1,084.22	959.49	4,041.83	3,780.95
2	Other Income	116.30	86.44	67.38	202.74	189.85

3	Interest Income	7.90	1.54	2.31	9.44	38.93

4	Total Income	3,081.81	1,172.20	1,029.22	4,254.01	4,009.73

5	Total Expenditure	2,266.88	844.35	727.67	3,111.23	2,894.20
	a. Network Costs	1,635.85	568.62	500.38	2,204.47	2,095.87
	b. Operating and Other Expenses	440.97	222.10	169.47	663.07	589.27

	c. Salaries and Related Costs	190.06	53.63	57.82	243.69	209.06
6	Interest Expense	3.76	3.15	1.58	6.91	1.80
7	Depreciation and Amortisation	286.57	104.76	102.29	391.33	359.38

8	Profit before taxes and exceptional items (1+2+3)-(5+6+7)	524.60	219.94	197.68	744.54	754.35

9	Exceptional Items:
	a. Expenditure on Voluntary Retirement Scheme/Voluntary Separation Scheme	20.19	3.67	—	23.86	—
	b. Provision for recoverable pension obligation	—	—	6.42	—	6.42

	c. Assets written off	—	8.05	61.21	8.05	61.21

10	Profit Before Tax (8+9)	504.41	208.22	130.05	712.63	686.72

11	Provision for Taxation	167.11	76.96	18.57	244.07	207.18

	a. Current Tax	167.25	62.72	42.87	229.97	227.53
	b. Deferred Tax expense/(benefit)	(2.77)	11.17	(25.38)	8.40	(24.59)
	c. Fringe Benefit Tax	2.63	3.07	1.08	5.70	4.24

12	Net Profit (10-11)	337.30	131.26	111.48	468.56	479.54

13	Paid up Equity Share Capital (Face value of Rs.10 per share)	285	285	285	285	285
14	Reserves excluding revaluation reserve				5,865.59	5,570.36
15	Basic and diluted earnings per share before exceptional items (Rs.)	12.30	4.88	5.48	17.18	18.40
16	Basic and diluted earnings per share including exceptional items (Rs.)	11.84	4.61	3.91	16.44	16.83

17	Aggregate of public shareholding
	a. Number of shares	49,681,638	50,119,540	64,796,640	50,119,540	64,796,640

	b. Percentage of shareholding	17.43	17.59	22.74	17.59	22.74

B. SEGMENTS INFORMATION:

Business Segments:

(Rs. in crores)

Particulars	For the nine months ended December 31,	For the quarter ended March 31,		For the year ended March 31,
	2006	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	1,642.62	574.24	540.88	2,216.86	2,162.66

Enterprise & Carrier Data	989.19	391.47	310.87	1,380.66	1,261.80

Others	325.80	118.51	107.74	444.31	356.49

Total	2,957.61	1,084.22	959.49	4,041.83	3,780.95

Segment result
Wholesale Voice	290.44	132.59	173.83	423.03	460.00

Enterprise & Carrier Data	811.14	322.97	243.66	1,134.11	1,025.86

Others	117.01	29.66	22.00	146.67	86.21

Total	1,218.59	485.22	439.49	1,703.81	1,572.07

Unallocable expense (net)	(693.99)	(265.28)	(241.81)	(959.27)	(817.72)

Profit before tax and exceptional items	524.60	219.94	197.68	744.54	754.35

Exceptional items	(20.19)	(11.72)	(67.63)	(31.91)	(67.63)

Profit before tax	504.41	208.22	130.05	712.63	686.72

Provision for tax	167.11	76.96	18.57	244.07	207.18

Profit after tax	337.30	131.26	111.48	468.56	479.54

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others. The composition of the reportable segments is as follows:

Wholesale Voice: includes International and National Voice services.

Enterprise and Carrier Data: includes corporate data transmission services like International Private Leased Circuit (IPLC), Frame Relay, Internet Leased Line (ILL) and National Private Leased Circuit (NPLC).

Others: includes Internet, Telex, Telegraph, TV up-linking, Transponder Lease and Other services.

Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “unallocable expense”.

Exhibit 2

C. AUDITED CONSOLIDATED FINANCIAL RESULTS (INDIAN

GAAP) FOR THE YEAR ENDED MARCH 31, 2007

(Rs. in crores)

	Particulars	For the year ended March 31, 2007	For the year ended March 31, 2006
		(audited)	(audited)
1	Revenues from Telecommunication Services	8,611.21	4,562.52
2	Other Income	238.25	203.20
3	Interest Income	7.14	31.75

4	Total Income	8,856.60	4,797.37

5	Total Expenditure	7,557.58	3,926.51
	a. Network Costs	5,242.78	2,580.66

	b. Operating and Other Expenses	1,448.59	966.20

	c. Salaries and Related Costs	866.21	379.65
6	Interest Expense	143.58	39.84
7	Depreciation, Amortization and Impairment	783.00	485.65

8	Profit before tax and exceptional items (1+2+3)-(5+6+7)	372.44	345.37

9	Exceptional Items:
	a. Expenditure on Voluntary Retirement Scheme/Voluntary Separation Scheme	23.86	—

	b. Restructuring Costs	59.45	—

	c. Provision for recoverable pension obligation	—	6.42
	d. Assets written-off	8.05	61.21

10	Profit Before Tax (8-9)	281.08	277.74

11	Provision for Taxation	279.41	207.94
	a. Current Tax	255.88	228.26
	b. Deferred Tax expense/(benefit)	17.67	(24.59)
	c. Fringe Benefit Tax	5.86	4.27

12	Net Profit before Minority Interest (10-11)	1.67	69.80
13	Minority Interest –Share of Loss	13.73	—

14	Net Profit (12+13)	15.40	69.80

15	Paid up Equity Share Capital (Face value of Rs.10 per share)	285	285

16	Basic and diluted earning per share excluding exceptional items (Rs.)	2.89	4.02

17	Basic and diluted earning per share including exceptional items (Rs.)	0.54	2.45

Notes:

1.	The standalone and the consolidated financial results of the Company for the year ended March 31, 2007 which have been audited by the statutory auditors have been reviewed by the audit committee of the Board and have been approved by the Board of Directors at its meeting held on May 26, 2007.
2.	Consequent to the revised Accounting Standard 15 -“Employee Benefits” issued by the Institute of Chartered Accountants of India, becoming effective from April 1, 2006, the Company has reviewed and revised its accounting policy in respect of employee benefits. Consequent upon the change, profit before tax for the year ended March 31, 2007 is lower by Rs. 9.49 crores. In accordance with the transitional provision contained in the Accounting Standard, the net difference of Rs. 23.28 crores between the liability in respect of employee benefits existing on the date of adoption and the liability that would have been recognized at the same date under the previous accounting policy have been adjusted against the opening balance in the general reserve.
3.	The Company introduced a Voluntary Retirement Scheme (VRS)/Voluntary Separation Scheme (VSS) which was open between November 29, 2006 and January 5, 2007. Termination benefits of Rs. 23.86 crores have been charged to Profit and Loss account in respect of employees whose VRS/VSS applications were accepted.
4.	In the audited consolidated results:
a.	Depreciation and Amortisation of Rs. 783.00 crores (2006: Rs. 485.65) includes amortisation of goodwill Rs. 82.84 crores (2006: Rs. 14.92 crores).
b.	Restructuring costs of Rs. 59.45 crores (2006: Rs. nil) represents employee related expenses in the reorganisation of the business of certain subsidiaries.
5.	The Board of Directors of the Company in its meeting held on March 14, 2007, have approved a Scheme of Arrangement (“Scheme”) to hive-off its Retail Business Undertaking to it’s wholly owned subsidiary, DIL Internet Limited, with effect from March 1, 2007. The scheme is subject to obtaining necessary approvals, permission and sanctions including approval of the shareholders of the Company in accordance with the requirements of the Companies Act, 1956. The Company has received “No Objection” from the Bombay Stock Exchange Limited and National Stock Exchange of India Limited and has filed an application with the Honourable High Court of Judicature at Bombay seeking its permission for the said hive-off. Pending such approval no effect of the proposed hive off has been considered in these financial results.
6.	The Board of Directors at its meeting held on May 26, 2007, proposed a dividend of Rs.4.50/-per equity share.
7.	The consolidated profit and loss account for the year ended March 31, 2007 is not comparable with profit and loss account for the previous year as it includes the results of operations of Teleglobe and Tyco for the entire year as compared to 46 days and nine-months respectively in the previous year.
8.	The previous year’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.
9.	Investor Complaint status:

Outstanding as on January 01, 2007	Total received during the quarter ended March 31, 2007	Total resolved during the quarter ended March 31, 2007	Outstanding as on March 31, 2007
Nil	2	2	Nil

For Videsh Sanchar Nigam Limited

N SRINATH

MANAGING DIRECTOR &

CHIEF EXECUTIVE OFFICER

Place    : Mumbai.

Date     : May 26, 2007

Exhibit 3

PRESS RELEASE

Headline: VSNL clocks record $ 2 billion in consolidated revenues, up 85%.

Sub-headline: 45% Dividend pay-out recommended

Mumbai—May 26, 2007: International communications solutions company, VSNL today became a member of the $2 billion club clocking about Rs 8857 crores in consolidated revenues for the year ended March 31, 2007, according to audited financial results under Indian GAAP. These are the highest ever recorded annual revenues in VSNL’s history and is a significant landmark in the company’s transformation into a global challenger.

In Indian rupee terms the company’s revenues for the year ended March 31, 2007 were up 85% over the previous year. The company’s EBITDA, according to Indian GAAP increased by 49% to Rs 1299 crore from Rs 871 crore.

“VSNL has transformed its business model from an India-centric, single business company to a truly global communications solutions company. Our acquisitions have not only given us world-class assets and ongoing revenues but also helped create a strong platform for VSNL to become competitive in the global carrier and enterprise solutions market,” Mr N Srinath, Managing Director of VSNL said.

The Company’s Board recommended a Dividend payout of 45%, or Rs 4.50 per share.

VSNL is leading the Tata Group’s telecom foray into the carrier and enterprise solutions and consumer broadband segments. VSNL is one of the world’s largest international voice carriers with about 20 billion minutes of annual traffic.

About VSNL:

Videsh Sanchar Nigam Limited (VSNL), a member of the US$ 27 billion Tata Group, is a leading global communications solutions company offering next-generation voice, data and value-added services to enterprises, carriers and retail consumers. Voted the Best Wholesale Service Provider at the World Communications Awards, 2006, VSNL is one of the world’s largest providers of wholesale international voice services and operates one of the largest global submarine cable networks. VSNL’s customer base includes 1500 Global Carriers, 450 Mobile Operators, 10,000 Enterprises, 500,000 Broadband and Internet subscribers and 300 Wi-Fi public hotspots.

Rated amongst the Top 100 Emerging Global Challengers by the Boston Consulting Group, VSNL has offices in over 35 countries including the United States of America, Canada, the United Kingdom, South Africa, Singapore, Hong Kong, Sri Lanka and India. VSNL’s global transmission network of over 200,000 route kilometers and its IP core with 200 points of presence, enable a range of services that include voice, private leased circuits, IP VPN, Internet access, global Ethernet, hosting, mobile signaling and other IP services. Our philosophy of BusinessnRich drives us to empower our customers to achieve enhanced value in their global businesses.

VSNL (www.vsnl.com) is listed on the Bombay Stock Exchange and the National Stock Exchange of India, and its American Depositary Receipts (ADRs) are listed on the New York Stock Exchange.

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. These forward looking statements include, among others, statements concerning VSNL’s communications and information services, business, its advantages and VSNL’s strategy for continuing to pursue its business, the anticipated development and launch of new services in its business, the anticipated dates on which VSNL will begin providing certain services or reach specific milestones in the development and implementation of its business strategy, the growth and recovery of the communications and information services, industry, expectations as to its future revenue, margins, expenses and capital requirements and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause the actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on VSNL’s network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of VSNL’s communications services, failure to integrate strategic acquisitions such as the Tyco Global Network and Teleglobe International Holdings Limited and changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

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